SO 4-19-04

AM 4/19/2004 **

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04019518

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
APR 1 6 2004
586

SEC FILE NUMBER
8- 53000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
IDB CAPITAL CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 FIFTH AVENUE
(No. and Street)

NEW YORK	N.Y.	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD N. ROE — (212) 551-8690
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [XX] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC MAIL PROCESSING SECTION RECEIVED APR 1 6 2004 WASH 155

OATH OR AFFIRMATION

I, DONALD N. ROE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of IDB CAPITAL CORP., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

WEN-CHI CHANG
Notary Public, State of New York
No. 01CH5006567
Qualified In New York County
Commission Expires January 4, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

IDB Capital Corp.

December 31, 2003

with Report of Independent Auditors

IDB Capital Corp.

Statement of Financial Condition

December 31, 2003

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

Board of Directors and Stockholder of
IDB Capital Corp.

We have audited the accompanying statement of financial condition of IDB Capital Corp. ("the Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of IDB Capital Corp. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 24, 2004

IDB Capital Corp.

Statement of Financial Condition

December 31, 2003
(In thousands)

Assets	
Cash	**$ 1,591**
Receivable from clearing broker	**204**
Securities owned, at market	**7,341**
Accounts receivable and accrued interest receivable	**533**
Due from Parent	**446**
Prepaid expenses	**39**
Total assets	**$ 10,154**
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	**$ 49**
Due to Parent	**1,855**
Total liabilities	**1,904**
Stockholder's equity:	
Common stock, par value $100:	
Shares authorized 20,000, issued and outstanding 10,000	**1,000**
Retained earnings	**7,250**
Total stockholder's equity	**8,250**
Total liabilities and stockholder's equity	**$ 10,154**

See notes to statement of financial condition.

IDB Capital Corp.

Notes to Statement of Financial Condition

December 31, 2003

1. Organization

IDB Capital Corp. (the "Company"), is a wholly-owned subsidiary of Israel Discount Bank of New York (the "Parent"), a New York State chartered banking corporation. The Company is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is an introducing broker-dealer for customers of the Parent, conducting trades on an agency and riskless principal basis. The Company mainly trades fixed income securities. The Company does not carry customer accounts or perform custodial functions related to customer securities.

The Company clears its securities transactions on a fully disclosed basis through Fiserv Securities Inc. (the "Clearing Broker").

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions, consisting of U.S. government agency mortgage-backed securities, are recorded on trade date. Amounts receivable and payable for securities that have not reached their contractual settlement date are recorded net in the statement of financial condition. Securities owned are valued at market.

2. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes in accordance with the liability method as required by Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes." The Company is included in the consolidated Federal and combined state and local income tax returns filed by the Parent. Federal, state and local taxes are allocated to the Company based on its share of the consolidated tax. State and local taxes of the consolidated group are based upon taxable assets.

The Company has no significant temporary differences.

Fair Value of Financial Instruments

Financial instruments, which consist of cash, cash and securities on deposit with clearing organization, securities owned, and accounts receivable, are reported at their carrying amounts which approximate fair value.

3. Receivable from Clearing Broker

The Company is required to maintain deposits with its clearing broker in order to conduct its business. At December 31, 2003, deposits with its clearing broker consisted of cash in the amount of $203,652.

The Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Required for Guarantees of Indebtedness of Others" (FIN 45) provides accounting and disclosure requirements for certain guarantees. In this regard, the Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limitation for any losses incurred due to any customer's failure to satisfy its contractual obligations. However, the transaction are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the these transactions, there were no amounts to be indemnified to the Clearing Broker for the customers accounts at December 31, 2003.

4. Securities Owned, at Market

At December 31, 2003, Securities owned, at market, are comprised of the following U.S. Government Agency mortgage-backed securities:

(In thousands)

GNMA securities	$ 71
FHLB securities	2,292
FHLMC securities	4,612
FNMA securities	366
Total	$ 7,341

Securities owned may be pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or re-pledge the securities to others subject to certain limitations. At December 31, 2003, mortgage-backed securities with a total market value of $24,562 were pledged as collateral to the Clearing Broker.

5. Related Party Transactions

The Company is charged a quarterly fee by the Parent for salaries, office space, fixed assets, legal services and other administrative support pursuant to a service agreement between the Company and the Parent. Due to Parent includes amounts due for services received and income taxes of $226,000 and $1,629,226, respectively, for the year ended December 31, 2003.

Included in cash on the statement of financial condition is a deposit with the Parent of $156,292 as of December 31, 2003.

The Company also purchases securities for the Parent for which it receives brokerage commissions. At December 31, 2003, $445,000 of brokerage fees were due from the Parent.

The majority of transactions executed by the Company are for customers introduced by the Parent.

6. Employee Benefit Plans

The Company participates in the Parent's 401(k) plan (the "Plan") covering substantially all employees who qualify as to age, length of service, and employment date. The Plan includes employee contributions and matching contributions by the Company subject to certain limitations.

The Company also participates in the Parent's deferred compensation plan. Participation is open

6. Employee Benefit Plans (continued)

to First Vice Presidents and above and permits the participants to defer up to 10% of their base annual salary. The deferred compensation plan document describes methods by which participants can receive a Company match amount as well as a return on their investment.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 (the "Rule"). The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year of operations and 15 to 1 thereafter. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2003, the Company had net capital of $7,269,333, which was $7,019,333 in excess of its required net capital of $250,000.